# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPAR Group, Inc., CIK 0001004989
CUSIP: 784933103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 05/31/2011
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002157290

## Reporting persons
- Brown Rory William: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,134,548; shared voting power 0; sole dispositive power 2,134,548; shared dispositive power 0; aggregate amount beneficially owned 2,134,548 (7.5% of the class)
  Comment: Row 2: The Reporting Person is not a member of a group.
  
  Row 11: Based on 28,398,560 shares of Common Stock outstanding as of August 6, 2026.

## Item 1. Issuer
Name of issuer: SPAR Group, Inc.
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, NORTH CAROLINA, 28203.

## Item 2. Person Filing
Name of person filing: Rory William Brown
Address of principal business office or, if none, residence: 53 Manor Pond Lane, Irvington, NY, 10533
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on October 20, 2026, the Reporting Person beneficially owned 2,134,548 shares of Common Stock.
Percent of class: Approximately 7.5%, based on 28,398,560 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed August 13, 2026.
Sole power to vote or to direct the vote: 2,134,548 shares.
Shared power to vote or to direct the vote: 0 shares.
Sole power to dispose or to direct the disposition: 2,134,548 shares.
Shared power to dispose or to direct the disposition: 0 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Dividends and sale proceeds attributable to securities held by the GRANTOR TRUST OF KIMBERLY M. BROWN, GRANTOR TRUST II, and the SP/R, Inc. Defined Benefit Pension Trust are payable directly to the respective trusts. The Reporting Person has no personal right to receive such trust dividends or sale proceeds. The Reporting Person has the sole voting and dispositive power over all securities reported in this statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Brown Rory William: Rory William Brown, Individual (10/21/2026)